Exhibit 99.1

Sierra Metals Announces a Temporary 15-Day Suspension of Its Yauricocha Mining Operations in Accordance With the Government Declaration of a State of Emergency to Contain the Advancement of the COVID-19 Virus in Peru

SIERRA METAL’S 2020 PRODUCTION GUIDANCE REMAINS UNCHANGED DUE TO ABOVE-BUDGET PRODUCTION YEAR-TO-DATE AND YAURICOCHA’S OPERATING CAPACITY FLEXIBILITY

TORONTO--(BUSINESS WIRE)--March 17, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or the “Company”) today announces that the Peruvian government has declared a state of emergency to contain the advancement of COVID-19, which restricts travel within the country and requires citizens to remain at home with the exception of grocery, banks and medical. As a result of this declaration, the Company has temporarily ceased mining operations at the Yauricocha Mine (the “Mine”) in Peru. The state of emergency took effect today and will last for the next 15 days. The Company continues to seek further clarity on the declaration and its impact on mining operations in Peru. Sierra Metals intends to resume normal production at the Mine when the government lifts state of emergency or sooner, if further flexibility to operate mining complexes is announced by the government in the coming days.

Igor Gonzales, President, and CEO of Sierra Metals, commented, “We take the safety of our employees very seriously and have complied with the Government's requests. We have sent 470 staff home from the Mine, while an emergency staff of 150 remain at the site. Management continues to follow the recommendations provided by the World Health Organization and Peruvian Health Authorities. We continue to monitor and seek clarity on the situation and will update shareholders and the Market further as things progress.”

The 2020 production guidance remains unchanged at this time, given that Yauricocha has been running ahead of budget since the beginning of the year, and the Company is ahead on 2020 production tonnage to date. Additionally, the Mine has approximately 37,000 tonnes of ore stockpiled at its processing mill, which represents more than 2/3 of the ore needed by the mill during the disruption period and it can recommence production very quickly. Furthermore, the Company has the operating flexibility to temporarily run the ore processing mill above the 3,150 tonne per day capacity, which should help Yauricocha recover lost ore tonnages from this stoppage.

About Sierra Metals

Sierra Metals is a Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and it's Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three Mines in Peru and Mexico that are within or close proximity to the existing Mines. Additionally, the Company has large land packages at all three Mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc | Instagram: sierrametals

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 28, 2019 in respect of the year ended December 31, 2018 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777